

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2018

Xiaoyan Shen
Chief Financial Officer
TMSR Holding Company Limited
A101 Hanzheng Street City Industry Park
No. 21 Jiefang Avenue, Qiaokou District
Wuhan, Hubei, China 430000

  Re: TMSR Holding Company Limited
    Preliminary Proxy Statement on Schedule 14A
    Filed April 12, 2018
    File No. 001-37513

Dear Ms. Shen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Division of Corporation Finance
                  Office of Manufacturing and
                  Construction